UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No.1)
Pacira BioSciences, Inc.
(Name of Subject Company)
Pacira BioSciences, Inc.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
695127100
(CUSIP Number of Class of Securities)
Frank D. Lee
Chief Executive Officer
Pacira BioSciences, Inc.
2000 Sierra Point Parkway, Suite 900
Brisbane, California 94005
(650) 242-8052
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)
With copies to:
Jason Day
Jonathan S. Schulman
Ashurst Perkins Coie US LLP
1900 Sixteenth Street, Suite 1400
Denver, Colorado 80202
(303) 291-2300
 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 30, 2026, relating to the Tender Offer Statement on Schedule TO filed with the SEC on October 30, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by Viatris Inc., a Delaware corporation (“Viatris”), and Peach Purchaser Sub Inc., a Delaware corporation and wholly owned subsidiary of Viatris (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of October 8, 2026 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Viatris, Purchaser and Pacira. The Schedule TO relates to the tender offer by Purchaser to acquire all of the outstanding shares of common stock of Pacira, $0.001 par value per share (collectively, the “Shares”), at an offer price of $36.50 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Merger Agreement.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.
Item 9. Exhibits.
Item 9 “Exhibits” of the Schedule 14D-9 is hereby supplemented by inserting the following as Exhibit (a)(5)(K)*:
“Pacira BioSciences, Inc. Employee FAQ, first used on November 3, 2026.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIRA BIOSCIENCES, INC.

	By:	/s/ Kristen Williams
	Name:	Kristen Williams
	Title:	Chief Administrative Officer and Secretary
Dated: November 3, 2026